Exhibit (a)(1)(M)

Interoffice Memorandum

To:	Eligible Employees Subject to Tax in the Netherlands

From:	Stock Plan Administration

Date:	July 1, 2010

Re:	IMPORTANT INFORMATION—Netherlands Tax Ruling and One-Time Share Option Exchange Program
As an eligible employee for the Share Option Exchange Program (the “Offer”) who is also subject to tax in the Netherlands, a condition of your participation in the Offer is that you enter into an employee/employer consent agreement as to Dutch tax and social security contributions (the “Consent Agreement”) which is attached to this memorandum.
The Consent Agreement is explained in Schedule L of the document titled the Offer to Exchange Certain Outstanding Share Options for Restricted Share Units or Cash (the “Offer to Exchange”) that was sent to you in the email from Walt Rakowich dated June 10, 2010 via Stock Plan Administration and that is also available on the ProLogis Offer website at https://prologis.equitybenefits.com and on the LTIP page of The HUB.
In connection with the Offer, ProLogis submitted a request for a tax ruling from the Dutch tax authorities to confirm that the exchange of eligible options for RSUs will not result in a taxable event. On June 24, 2010, ProLogis received a favorable ruling from the Dutch tax authorities. A condition of your participation in the Offer is that you accept the terms of the tax ruling. Accordingly, if you wish to participate in the Offer, you must also complete the attached Consent Agreement and return it to Stock Plan Administration via facsimile to Kristi Oberson, Stock Plan Administration at (303) 567-5761 or via email to stockplan@prologis.com before the expiration of the Offer which is expected to be 6:00 a.m. U.S. Mountain Time on July 9, 2010.
As described in more detail in Schedule L of the Offer to Exchange, because a favorable ruling was received, any RSUs that you receive in exchange for eligible share options pursuant to the Offer will not be subject to income tax and social insurance contributions at the time the RSUs are granted. Accordingly, the RSUs that you receive in exchange for eligible share options will vest in accordance with the vesting schedule provided in the Offer documents and none of the RSUs will be vested on the RSU grant date. You should refer to “Section 9. Source and amount of consideration; terms of RSUs” in the Offer to Exchange.
Your participation in the Offer is completely voluntary. However, because you are subject to tax in the Netherlands, if you wish to participate in the Offer, you must also enter into the Consent Agreement. Your election and the executed Consent Agreement must be received by Stock Plan Administration prior to the expiration of the Offer, currently expected to be 6:00 a.m., U.S. Mountain Time, on July 9, 2010. If you have not already made an election, your election can be made either electronically via the ProLogis Offer website or via facsimile to Kristi Oberson, Stock Plan Administration at (303) 567-5761. The

executed Consent Agreement can be sent via facsimile to Kristi Oberson, Stock Plan Administration at (303) 567-5761 or via email to stockplan@prologis.com.
If you have questions about the Offer and/or the Consent Agreement, you can contact Stock Plan Administration via email at stockplan@prologis.com or via telephone at (303) 567-5277 or (915) 298-6650.
Attachment:
Consent Agreement

EMPLOYEE/EMPLOYER CONSENT AGREEMENT
AS TO DUTCH TAX AND SOCIAL SECURITY CONTRIBUTIONS
FOR ELIGIBLE EMPLOYEES ELECTING TO PARTICIPATE IN OFFER TO EXCHANGE
If you are a Dutch Employee, as that term is defined below, and you wish to participate in the ProLogis Offer to Exchange Certain Outstanding Share Options for Restricted Share Units (hereinafter to be referred to as the “Offer to Exchange”) to exchange eligible options for restricted share units, you must:
•	complete, sign and return this agreement (the “Consent Agreement”) and

•	complete and return your election form
no later than 6:00 a.m. U.S. Mountain Time on July 9, 2010, unless ProLogis extends the deadline to the Offer to Exchange (this deadline, as it may be extended, is referred to as the “Expiration Date) as set forth in the Offer to Exchange.
A “Dutch Employee” is:
     an employee who is currently working for one of the ProLogis related companies indicated in item no. 1 below (an “Employee”); or
     an employee who formerly worked for one of the ProLogis related companies indicated in item no. 1 below but transferred out of the Netherlands to a different tax jurisdiction after the date the eligible options were granted (a “Transfer Employee”).
1. I, [EMPLOYEE NAME] am or was an Employee or a Transfer Employee of one of the following entities (each an “Employer”) at the time I received a grant of an eligible option from ProLogis. (Please check the box or boxes for the entity or entities of which you are (or were) an employee.)

☐	ProLogis Management B.V.

☐	ProLogis B.V.

☐	PLD Finance Management B.V.

☐	ProLogis European Developments B.V.
2. I understand that my Employer’s parent company, ProLogis, has offered Employees and Transfer Employees the right to participate in the Offer to Exchange, and that amendments to certain of ProLogis’ equity incentive plans to allow for the Offer to Exchange were approved by ProLogis’ shareholders at its Annual Meeting of Shareholders held on May 14, 2010.
3. I also understand that if I elect to participate in the Offer to Exchange and agree to this Consent Agreement, ProLogis will grant to me a certain number of restricted share units with respect to shares of ProLogis common shares under the ProLogis 2006 Long-Term Incentive Plan, as amended. The restricted share units will be granted in exchange for the voluntary surrender and cancellation of eligible options to purchase common shares of ProLogis previously granted under the ProLogis 1997 Long-Term Incentive Plan or the ProLogis 2006 Long-Term Incentive Plan (“Exchanged Options”).
4. I also understand that on June 24, 2010 the Employers listed in item no. 1 above received confirmation from the Dutch Tax Authorities that no Dutch income taxes and/or social security contributions are due from me or my Employer in connection with the exchange of Exchanged Options for restricted share units pursuant to the Offer to Exchange, provided that the Employer and the Employee/Transfer Employee agree as follows:
(i)	no loss and/or refund is or will be claimed for Dutch wage and/or personal income tax purposes by the Employee or Transfer Employee or the Employer with respect to Exchanged Options that are voluntarily surrendered pursuant to the Offer to Exchange;

(ii)	the full gain (or pro-rata gain in the case of Transfer Employees) derived from vesting of the restricted share units and issuance of shares of ProLogis common shares (i.e., the fair market value of the shares on issuance) constitutes taxable wages for both Dutch income tax and social security purposes; and

(iii)	the Employer will inform the competent inspector of the Dutch Tax Authorities of this Consent Agreement as soon as possible following the Expiration Date of the Offer to Exchange by sending him or her a copy of this Consent Agreement.
* * * * *

     By signing or otherwise indicating their acceptance, the Employer and Employee or Transfer Employee unconditionally agree to the terms and conditions of this Consent Agreement and to the Dutch Tax Authorities’ confirmation of the tax and social security treatment as described above.

Agreed in		on		.

	(city)		(date)

Employer	Sign [EMPLOYEE NAME]

Employee Tax Payer ID